UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
ADMA Biologics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
000899 104
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 000899 104

1	NAME OF REPORTING PERSON Consonance Capital Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,173,354
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,173,354
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.04% Based on 59,318,355 shares of common stock outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2019."

12	TYPE OF REPORTING PERSON IA, PN

CUSIP No.: 000899 104

1	NAME OF REPORTING PERSON Consonance Capital Opportunity Fund Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 993,607
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 993,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.68% - Based on 59,318,355 shares of common stock outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2019.

12	TYPE OF REPORTING PERSON IA, PN

CUSIP No.: 000899 104

1	NAME OF REPORTING PERSON Mitchell Blutt I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,166,961
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,166,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.71% - Based on 59,318,355 shares of common stock outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2019

12	TYPE OF REPORTING PERSON HC, IN

CUSIP No.: 000899 104

1	NAME OF REPORTING PERSON Consonance Capman GP LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,166,961
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,166,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.71% - Based on 59,318,355 shares of common stock outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2019

12	TYPE OF REPORTING PERSON HC, OO

CUSIP No.: 000899 104
ITEM 1(a).	NAME OF ISSUER: ADMA Biologics, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 465 State Route 17 Ramsey, New Jersey 07446
ITEM 2(a).	NAME OF PERSON FILING: Consonance Capital Management LP Consonance Capital Opportunity Fund Management LP Mitchell Blutt Consonance Capman GP LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1370 Avenue of the Americas Floor 33 New York, NY 10019
ITEM 2(c).	CITIZENSHIP: Delaware, USA Delaware, USA USA Delaware, USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share
ITEM 2(e).	CUSIP NUMBER: 000899 104
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
Consonance Capital Management LP 4,173,354 Consonance Capital Opportunity Fund Management LP 993,607 Mitchell Blutt 5,166,961 Consonance Capman GP LLC 5,166,961
(b) Percent of class:
Consonance Capital Management LP 7.04% Consonance Capital Opportunity Fund Management LP 1.68% Mitchell Blutt 8.71% Consonance Capman GP LLC 8.71%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
Consonance Capital Management LP 4,173,354 Consonance Capital Opportunity Fund Management LP 993,607 Mitchell Blutt 5,166,961 Consonance Capman GP LLC 5,166,961
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
Consonance Capital Management LP 4,173,354 Consonance Capital Opportunity Fund Management LP 993,607 Mitchell Blutt 5,166,961 Consonance Capman GP LLC 5,166,961
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: The ownership information in Item 4 is incorporated herein by reference.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 000899 104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2020	CONSONANCE CAPITAL MANAGEMENT LP By: Consonance Capman GP LLC /s/ Mitchell Blutt Name: Mitchell Blutt Title: Manager & Member
February 14 2020	CONSONANCE CAPITAL OPPORTUNITY FUND MANAGEMENT LP By: Consonance Capman GP LLC /s/Mitchell Blutt Name: Mitchell Blutt Title: Manager & Member
February 14 2020	CONSONANCE CAPMAN GP LLC By: /s/ Mitchell Blutt Name: Mitchell Blutt Title: Manager & Member
February 14 2020	Mitchell Blutt By: Consonance Capman GP LLC /s/ Mitchell Blutt Name: Mitchell Blutt Title: Manager & Member
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 000899 104
Item 4. Ownership:

Consonance Capital Master Account LP (“Consonance Master”) directly holds 4,173,354 shares of the Issuer’s (the “Master Account Shares”). Consonance Capital Management LP (the “Adviser”) is the investment adviser of Consonance Master, and pursuant to an investment advisory agreement, the Adviser exercises voting and investment power over the Master Account Shares held by Consonance Master. Consonance Capman GP LLC (“Capman”) is the general partner of the Adviser and Mitchell Blutt, as the Manager & Member of Capman and Chief Executive Officer of the Adviser, may be deemed to control Capman and the Adviser. Each of the Adviser, Capman and Mr. Blutt may be deemed to beneficially own the Master Account Shares, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of the Adviser, Capman or Mr. Blutt is the beneficial owner of the Master Account Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”) directly holds 993,607 shares of the Issuer’s (the “Opportunity Master Account Shares”). The Adviser is the investment adviser of Consonance Opportunity Master, and pursuant to an investment advisory agreement, the Adviser exercises voting and investment power over the Opportunity Master Account Shares held by Consonance Opportunity Master. Capman is the general partner of the Adviser and Mitchell Blutt, as the Manager & Member of Capman and Chief Executive Officer of the Adviser, may be deemed to control Capman and the Adviser. Each of the Adviser, Capman and Mr. Blutt may be deemed to beneficially own the Opportunity Master Account Shares, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of the Adviser, Capman or Mr. Blutt is the beneficial owner of the Opportunity Master Account Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

A managed account managed by Consonance Capital Opportunity Fund Management LP (“Consonance Opportunity”) directly holds 5,166,961 shares of the Issuer’s (the “Managed Account Shares”). Capman is the general partner of Consonance Opportunity and Mitchell Blutt, as the Manager & Member of Capman, may be deemed to control Capman and Consonance Opportunity. Each of Consonance Opportunity, Capman and Mr. Blutt may be deemed to beneficially own the Managed Account Shares, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of Consonance Opportunity, Capman or Mr. Blutt is the beneficial owner of the Managed Account Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, dated February 14, 2020 (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share of ADMA BIOLOGICS INC. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

CONSONANCE CAPITAL MANAGEMENT LP
By: Consonance Capman GP LLC /s/ Mitchell Blutt
Name: Mitchell Blutt
Title: Manager & Member

CONSONANCE CAPITAL OPPORTUNITY FUND MANAGEMENT LP
By: /s/ Mitchell Blutt
Name: Mitchell Blutt
Title: Manager & Member

MITCHELL BLUTT
By: /s/ Mitchell Blutt
Name: Mitchell Blutt

CONSONANCE CAPMAN GP LLC
By: /s/ Mitchell Blutt
Name: Mitchell Blutt
Title: Manager & Member